Exhibit 99.04

PRESS RELEASE

For immediate release

PIVOTAL YEAR FOR NOUVEAU MONDE GRAPHITE
2020 Goals: Permitting, Construction Start and VAP

SAINT-MICHEL-DES-SAINTS, QUEBEC, January 14, 2020 (MARKETWIRED) – Nouveau Monde Graphite Inc. (“Nouveau Monde” or “NMG”) ( TSX.V: NOU; OTCQX: NMGRF; Frankfurt: NM9) is starting 2020 with great momentum after a particularly productive fall. The Company has a busy year ahead with plans to obtain the required permits for its Matawinie mining project, start construction of its commercial facilities, and launch demonstration operations for its value-added graphite products (VAP).

2020 Goals: Focus on Preparing Commercial Activities

Nouveau Monde will simultaneously advance its mining and secondary transformation projects during the year to favourably position itself for the start of commercial activities planned for 2022. As such, here are some of the Company’s goals for 2020:

☐	Production of micronized and spheronized graphite will launch at the Saint-Michel-des-Saints demonstration plant in Q1-2020 in order to optimize the process and qualify these products for potential customers.
☐	Mineral resource update for the Matawinie deposit, in accordance with the provisions of Regulation 43-101 respecting Standards of Disclosure for Mineral Projects, during Q1-2020.
☐	Consultations of the Bureau d'audiences publiques sur l'environnement about the Matawinie mining project and finalization of the government's environmental analysis for a decree authorizing the project in the second half of the year.
☐	Application for permits and start of pre-construction work on the mining project's commercial facilities near the end of Q3-2020.
☐	Continuation of the second year of operation of the demonstration flotation plant according to the highest health, safety and environmental standards.
☐	Construction and start-up of demonstration purification operations in the second half of the year to produce anode material for lithium-ion batteries.
☐	Progress in detailed engineering and procurement of long-lead equipment for mining facilities by the end of Q4-2020.
☐	Deployment of employee training and business opportunity promotion programs targeting the Upper Matawinie and Atikamekw communities.
☐	Ongoing marketing and qualification process for graphite concentrate and spherical graphite for international customers. Sales activities are intensifying with a first 2020 delivery already on the road (photo).
☐	Establishment of the Matawinie project financing.
☐	Continued integration of Upper Matawinie communities, namely Saint-Michel-des-Saints, Saint-Zénon and the Atikamekw First Nation, in initiatives reconciling economic, social and environmental development.

“While we built a strong foundation for our Company in 2019, 2020 will be a pivotal year for us to deploy our business strategy in a concrete and productive way,” stated Eric Desaulniers, President and CEO of Nouveau Monde. “Thanks to the expertise of our team and the commitment of our business and community partners, we can start generating value for our shareholders, employees and milieu.”

Overview of 2019

Major advances in all areas of Nouveau Monde’s business plan have put the Company in good stead for 2020:

☐	Offtake and joint marketing and agreement with Traxys Group for 25,000 tonnes of flake graphite concentrate.
☐	CA$22 million raised in combined capital, including a private placement with leading global mining investor Pallinghurst Group for the operation of the existing flake graphite plant, the construction of a demonstration VAP plant, and working capital.
☐	Reinforcement of the executive and technical team to create a pool of outstanding talents to meet the company’s challenges.
☐	A CA$4.2-million grant from the Sustainable Development Technology Canada program to build a pilot plant for purified spherical graphite.
☐	Signing of a predevelopment agreement with the Manawan Atikamekw Council and the Atikamekw Nation Council.
☐	Winner of the Quebec Mineral Exploration Association’s Award of Excellence in Sustainable Development
☐	Advancement of NMG's VAP strategy with the purchase of micronization and spheronization equipment for the demonstration plant.
☐	Submission of the environmental and social impact study for the Matawinie project and continuation of the environmental assessment process with the government. Receipt of notice of admissibility initiating public hearings for the Matawinie project.
☐	Start of detailed engineering to prepare for commercial operations for graphite extraction and processing.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca